EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended December 31,		Six Months Ended December 31,

	2000	1999	2000	1999

Net income	$4,766	$25,354	$9,118	$29,170

Average number of shares outstanding during the period	11,241	11,308	11,298	11,148

Dilutive effect of stock options after application of treasury stock method	154	229	161	301

Average number of shares outstanding during the period	11,395	11,537	11,459	11,449

Basic earnings per share	$0.42	$2.24	$0.81	$2.62

Diluted earnings per share	$0.42	$2.20	$0.80	$2.55